United States securities and exchange commission logo





                          July 29, 2020

       Thomas Coughlin
       Chief Executive Officer
       BCB Bancorp Inc.
       591-595 Avenue C
       Bayonne, NJ 07002

                                                        Re: BCB Bancorp Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed July 27, 2020
                                                            File No. 333-240128

       Dear Mr. Coughlin:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tonya K.
Aldave at (202) 551-3601 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance
       cc:                                              Benjamin Azoff, Esq.